Exhibit 99.1

SIGMA LITHIUM PROMOTES KEY DIRECTORS TO CO-GENERAL MANAGERS REWARDING THEIR SIGNIFICANT OPERATIONAL ACHIEVEMENTS

•	Sigma Lithium promotes three longstanding internal senior leadership stewards to co-General Managers.

•	Promotes to co-General Managers the Director of Mining Reinaldo Brandao, Director of Processing Keith Prentice, and Director of Geology and Regional Institutional Relations Iran Zan.

•	The promotion of these three leaders has been smoothly managed by Sigma Lithium's CEO.

•	The elevation of co-General Managers has had a positive operational impact to Sigma Lithium.

o	Achievement of record daily production annualized at 320,000 tonnes/year, as previously announced on October 2, 2023.

•	These leaders have been in charge of Sigma’s technical operations on-site in Brazil for almost four months and live permanently in Aracuaí.

o	Responsible for the critical commissioning and production ramp-up of the Company’s Greentech Plant.

o	Re-engineered the tailings dry-stacking/water reusage circuit to full functionality.

o	Achieved record daily record production equivalent to annualized 320,000 tonnes per year.

•	Iran Zan was the second employee hired by Sigma Lithium in 2012. He has had multiple internal key leadership roles including Senior Geologist, Operational Director, Director of Regional Institutional Relations, and Head of Geology. His main achievements were:

o	Responsible for managing the conclusion of the feasibility study for Phase 1.

o	Delivered the Phases 1, 2, 3 and upcoming 4 mineral resource statements.

o	Implemented successful community relations and regional institutional programs that endowed the Company with its outstanding social license.

•	Vicente Lobo continues to provide stewardship as Chairman of Board’s Technical Committee, where he has served for 5 years, since 2019.

•	Brian Talbot resigned for health reasons, effective as of September 29,

o	Sigma Lithium announces the resignation of Brian Talbot following a period of intermittent personal leaves that required his extended absences from Brazil, starting at the end of June 2023.

o	Mr. Talbot’s departure and extended personal leaves since June have not brought any operational impact to Sigma Lithium.

▪	Demonstrated by our record daily production levels previously announced on October 2, 2023.

o	Brian advised the CEO and Board of Directors in July 2023 that he was to retire from his role as technical lead for health reasons.

o	Mr. Talbot was not an executive director nor a board member of Sigma Lithium.

SAO PAULO, BRAZIL – (October 6, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, responsibly sourced chemical grade lithium concentrate, is pleased to announce the internal promotions of three exceptional senior leaders, rewarding their outstanding operational accomplishments.

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Meritocracy Driven Culture: Promoting Exceptional Internal Leaders to co-General Managers

Sigma Lithium is formally appointing as co-General Managers the Director of Mining Reinaldo Brandao, Director of Processing Keith Prentice, and Director of Geology and Regional Institutional Relations Iran Zan. For almost four months they have successfully overseen Sigma Lithium’s technical operations on-site in Brazil. They live permanently in Aracuai, at Vale do Jequitinhonha.

Reinaldo and Keith have most recently been responsible for the critical commissioning and production ramp up of the Company’s Greentech Plant, including the re-engineering of the tailings dry-stacking/water reusage circuit to full functionality and subsequent achievement of peak daily production annualized at 320,000 tonnes/year, as previously announced on October 2, 2023.

Keith and Reinaldo have been working with the Company since 2022. They led their respective teams of mining and processing on-site, during the execution of the construction of the Greentech Plant and Mine of Phase 1. In addition to their operational roles, they also lead the detailed engineering of Sigma Lithium’s Production expansion (Phases 2 & 3).

Iran Zan was the second employee hired by Sigma in 2012. He has had multiple leadership roles: senior geologist, operational director, director of regional institutional relations and head of geology. During the pandemic in 2020, Iran became operational director on-site. Subsequently he became Director of Regional Institutional Relations and Head of Geology.

CEO Ana Cabral championed their promotions, which demonstrate the meritocracy at the core of Sigma Lithium’s culture. She says: “Reinaldo and Keith are consistent and steadfast leaders who have played critical roles in challenging times during commissioning back in the summer of 2023, when we were held back by the tailings dry-stacking circuit. We were innovating, and we were in uncharted territory. They embraced our purpose, took on the challenge and never relented in their quest to engineer the ultra-fine tailings dry-stacking circuit allowing the Greentech Plant to reach 320,000 tonnes of annualized production volumes. As a result, they enabled our goal of producing lithium with zero hazardous chemicals and zero tailings,”

“Iran has been a “lifer” at Sigma, employee number two. He has embodied our ethos and purpose since the beginning. A geologist by training, he has had multiple roles, including operational director during the pandemic, while we were in development and pre-construction. That was a pivotal moment when we instituted an international engineering firm, replacing Promon, a Brazilian company, to execute detailed engineering and subsequently construction of the Greentech Plant,” she continued.

“We have a special teamwork culture. As we set our sights on the future, I am confident that their continued dedication, expertise, and leadership will be a driving force in Sigma Lithium's ongoing success,” Ana concluded.

Cesar Chicayban, Lead Independent Director of Sigma Lithium said: “CEO Ana Cabral and her co-general managers have delivered impeccably, surpassing every operational milestone. She has been the stalwart leader driving Sigma Lithium transition from junior explorer to producer, while setting a new standard in global sustainability and net zero emissions. Her unwavering commitment and exceptional contributions have played a pivotal role in Sigma Lithium's remarkable journey. Her consistency and unfaltering ability to recruit, manage and support three different technical directors and their teams over almost seven years have resulted in the spectacular shareholder returns posted by the Company.

Brian Talbot Resigned for Health Reasons, Effective September 2023.

In addition, Sigma Lithium informs the resignation of Brian Talbot, following a period of intermittent personal leaves that required his extended absences from Brazil, starting at the end of June 2023. Brian advised the CEO and Board of Directors in July 2023 that he was to retire from his role as technical lead for health reasons.  Mr. Talbot was not an officer nor a board member of Sigma Lithium.

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Marcelo Paiva co-Chairman of Sigma Lithium states: “We had agreed to respect Mr. Talbot’s decision regarding the timing to make his resignation public. Mr. Talbot’s departure and extended personal leaves since June have not brought any operational impact to Sigma, as demonstrated by our peak production levels previously announced on October 2, 2023, smoothly managed by Sigma Lithium CEO and the co-general managers.”

Brian Talbot stated in his resignation letter tendered to the Company in July 2023: “After arriving in Europe to have my designated leave … I have been quite unwell … … and I feel I cannot contribute to Sigma 100% like it deserves due to my degrading mental and physical health. My welfare is now my number one priority. I feel I have left Sigma in a much better place than when I came in and I wish the Company continued success... Thank you for the opportunity to be part of this team.”

Cesar Chicayban, Lead Independent Director says: "We are deeply appreciative and thankful for Brian's service and commitment to the construction of our plant. We understand and support his decision. We wish the very best for Brian and his family."

Cesar added: “We are fortunate to be in Brazil and to have such a great bench of metallurgy and mining talent. Promoting from within our pool of talent is the hallmark of our successful teamwork culture amongst our partner-employees. This unique culture of commitment to Sigma Lithium has created substantial value for all our shareholders and stakeholders over the years.”

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Biographies of Appointed Co-General Managers

Reinaldo Brandao is a senior mining executive with over 30 years of industry experience in complex mine systems operation from pit to port in global companies of mining and metallurgy. He holds a degree in Filtration Dry Stacking of Iron Ore Tailings from USP - Escola Politécnica da Universidade de São Paulo. Reinaldo has extensive experience in greenfield projects involving R&D and implementation, as well as operations with a focus on sustainability and ESG. Prior to joining Sigma Lithium, Reinaldo was a senior mining and metallurgy consultant at Norsk Hydro, as well as COO of Iron Ore at Anglo American Brazil, and COO and Mining Managing Director (CEO) of Vallourec & Sumitomo Brazil. Reinaldo began his career in mining leadership at Vale, where he held roles including Mining Automation Manager, Mine Operations Coordinator, and various engineering positions.

Reinaldo has a PhD in mine planning from Universidade Federal de Ouro Preto and He also received an MS in Engineering and a Bachelors in Mining Engineering from Escola De Minas.

Keith Prentice is a seasoned leader in mine development and construction, with significant experience in Africa and internationally. Keith was formerly the Director of Processing at Sigma Lithium, where he most recently co-led the operational ramp-up of the Greentech Plant. Prior to joining Sigma Lithium, Keith served in leadership roles at Sierra Rutile Limited and Okavango Mining Engineering, where he developed and implemented major capital projects, managed project risk and mitigation, and worked alongside executive management on forecasting and reporting. Keith's experience also includes roles as General Manager of Business Development at ELB/PBA Engineering and Departmental Head of Process at Kenmare Resources Plc. Earlier in his career, Keith spearheaded mining projects across Africa, and held various managerial positions at De Beers. Keith holds a degree in Extraction Metallurgy from the School of Mines at the University of Johannesburg and a Production Management Diploma from Technikon RSA.

Iran Zan is a geologist with over 12 years of professional experience in mining. Throughout his career, his work has included exploration and operational geology as well as administrative management in the pre-construction, implementation, and pre-operation phases of lithium and heavy minerals mines. Iran has held senior positions as Director of Community Relations and Institutions and Senior Exploration Geologist at Sigma Lithium over the past seven years. Previously, Iran was a Full Exploration Geologist at Mineração Taboca S.A. and Yamana Gold Inc. Iran holds a bachelor’s degree in Geology and Geosciences from the Universidade Estadual de Campinas.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

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Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087

jamie.flegg@sigmalithium.com.br

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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